                                                                   EXHIBIT 99.1


                                     (LOGO)

                             199 NORTH LAKE AVENUE
                           PASADENA, CALIFORNIA 91101

                                                                  April 21, 1996

Dear Stockholder:

     On behalf of the Board of Directors, I cordially invite you to attend the Annual Meeting of Stockholders of CENFED Financial Corporation ("CENFED"), which will be held at the University Club, 175 North Oakland Avenue, Pasadena, California, at 10:30 a.m., California time, on May 22, 1996.

     As described in the accompanying Notice of Annual Meeting of Stockholders and Proxy Statement, stockholders will be asked to vote on the election of directors and to ratify the appointment of an independent auditor for CENFED.

     YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES YOU OWN. I urge you to mark, sign and date each proxy card you receive and return it as soon as possible in the postage-paid envelope provided, even if you currently plan to attend the Annual Meeting. Returning your proxy card will not prevent you from voting in person, but will assure that your vote is counted if you are unable to attend.

                                          Sincerely,

                                           [SIG]
                                          D. Tad Lowrey
                                          President and Chief Executive Officer

IMPORTANT: If your CENFED shares are held in the name of a brokerage firm or nominee, only they can execute a proxy on your behalf. To ensure that your shares are voted, we urge you to telephone the individual responsible for your account today and obtain instructions on how to direct him or her to execute a proxy.

     If you have any questions or need any assistance in voting your shares, please telephone CENFED's Investor Relations Department at (818) 585-2595.

                                     (LOGO)

                             199 NORTH LAKE AVENUE
                           PASADENA, CALIFORNIA 91101

                    NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

                           TO BE HELD ON MAY 22, 1996

     NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of CENFED Financial Corporation ("CENFED") will be held at the University Club, 175 North Oakland Avenue, Pasadena, California, on May 22, 1996, at 10:30 a.m., California time, for the following purposes:

     1. To elect two directors of CENFED to serve until the Annual Meeting to be held in 1999 and until their successors are elected and qualified.

     2. To ratify the appointment of KPMG Peat Marwick as CENFED's independent auditors for the year commencing January 1, 1996.

     3. To consider and act upon such other business as may properly come before the Annual Meeting or any adjournment thereof.

     The Board of Directors has selected March 29, 1996 as the record date for the Annual Meeting. Only those stockholders of record at the close of business on that date will be entitled to notice of and to vote at the Annual Meeting or any adjournment thereof. A list of stockholders entitled to vote at the Annual Meeting will be available at the executive offices of CENFED during the ten days prior to the meeting.

                                          By Order of the Board of Directors

                                          (SIG)
                                          Rosemarie Gibson
                                          Secretary

Pasadena, California
April 21, 1996

                                     (LOGO)

                             199 NORTH LAKE AVENUE
                           PASADENA, CALIFORNIA 91101

                            ------------------------

                                PROXY STATEMENT

                         ANNUAL MEETING OF STOCKHOLDERS

                                  MAY 22, 1996

                            ------------------------

              INFORMATION RELATING TO VOTING AT THE ANNUAL MEETING

     This Proxy Statement is furnished to stockholders of CENFED Financial Corporation ("CENFED") in connection with the solicitation of proxies by CENFED's Board of Directors for use at the Annual Meeting of Stockholders ("Annual Meeting") to be held at the University Club, 175 North Oakland Avenue, Pasadena, California, on May 22, 1996, and at any adjournment thereof. This Proxy Statement and the accompanying form of proxy were first mailed to stockholders on or about April 21, 1996.

     CENFED became the holding company of Century Federal Savings and Loan Association, now known as CenFed Bank, A Federal Savings Bank ("Bank"), in connection with the conversion of the Bank from a mutual to the stock form of organization, effective November 1, 1991. Unless otherwise indicated, references to CENFED include the Bank as its predecessor.

     The Board of Directors of CENFED has selected March 29, 1996 as the record date for the determination of stockholders entitled to notice of and to vote at the Annual Meeting. A total of 4,574,147 shares of CENFED's common stock, par value $.01 per share ("Common Stock"), were outstanding at the close of business on that date. A majority of the shares entitled to vote, present in person or represented by proxy, will constitute a quorum for the transaction of business at the meeting. Stockholders will be entitled to cast one vote for each share of Common Stock held by them of record at the close of business on the record date on any matter that may be presented at the Annual Meeting for consideration and action by the stockholders. Abstentions will be treated as shares that are present and entitled to vote for purposes of determining the presence of a quorum, but as unvoted for purposes of determining the approval of any matter submitted for a vote of the shareholders. If a broker indicates on its proxy that the broker does not have discretionary authority to vote on a particular matter as to certain shares, those shares will be counted for general quorum purposes but will not be considered as present and entitled to vote with respect to that matter.

     All valid proxies received in response to this solicitation will be voted in accordance with the instructions indicated thereon by the stockholders giving such proxies. If no contrary instructions are given, such proxies will be voted for the election of the directors named in this Proxy Statement and for ratification of the appointment of KPMG Peat Marwick as CENFED's independent auditors for the fiscal year commencing January 1, 1996. Any stockholder has the power to revoke his or her proxy at any time before it is voted at the Annual Meeting by giving written notice of such revocation to the Secretary of CENFED (which notice may be given by the filing of a duly executed proxy bearing a later date) or by attending the Annual Meeting and voting in person.

     To the extent necessary, proxies may be solicited by CENFED personnel through letters, telephone calls and other means. CENFED personnel who participate in this solicitation will not receive any additional compensation for such solicitation. CENFED will request record holders of shares beneficially owned by others to forward this Proxy Statement and related materials to the beneficial owners of such shares and will reimburse such record holders for their reasonable expenses incurred in doing so.

                             ELECTION OF DIRECTORS

     CENFED's Certificate of Incorporation provides that the Board of Directors shall be divided into three classes as nearly equal in number as possible. The members of each class are to be elected for terms of three years and until their successors are elected and qualified, with one of the three classes of directors being elected each year. The Certificate of Incorporation further provides that the number of directors shall be fixed by resolution adopted by the affirmative vote of a majority of the full Board of Directors. In connection with the retirement of Ronald R. Clark from CENFED's Board of Directors effective May 22, 1996, the Board of Directors adopted, on March 26, 1996, a resolution which will reduce the authorized number of directors from eight to seven upon the effective date of Mr. Clark's retirement. CENFED's bylaws set forth director eligibility criteria, including a provision governing mandatory retirement age. Two directors are to be elected at the Annual Meeting. The Certificate of Incorporation does not provide for cumulative voting in the election of directors.

     The nominees listed below are currently directors of CENFED and each has indicated a willingness to serve, if reelected. If any nominee becomes unable to serve as a director or should any vacancy occur before the election, the proxies solicited hereby will be voted for the election of such other person or persons as the Board of Directors may select, or the authorized number of directors may be reduced.

     The following table sets forth information with respect to the two persons nominated by the Board of Directors for election as directors of CENFED at the Annual Meeting and each other director of CENFED who will continue to serve as a director after the Annual Meeting. Each director listed below served as a director of the Bank prior to its reorganization into a holding company structure, and the dates listed below pertaining to length of service as a director reflect service as a director of the Bank prior to such reorganization as well as service as a director of CENFED thereafter.

                             AGE AT                     TERM OF       POSITIONS CURRENTLY
                          DECEMBER 31,     DIRECTOR     OFFICE         HELD WITH CENFED
         NAME                 1995          SINCE       EXPIRES          AND THE BANK
----------------------    ------------     --------     -------     -----------------------
NOMINEES:
Robert K. Leishman             66            1973         1999      Director
D. Tad Lowrey                  43            1990         1999      Director, President and
                                                                    Chief Executive Officer
                                                                    of CENFED and the Bank
CONTINUING DIRECTORS:
Gareth A. Dorn                 56            1980         1997      Director
Richard W. Patton              64            1982         1997      Director
Ralph DiMeglio                 69            1974         1998      Director
John H. Michel                 64            1974         1998      Chairman of the Board
                                                                    of CENFED and the Bank
Richard G. Redman              64            1969         1998      Director

   THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE ABOVE
                                   NOMINEES.

     The business experience of each of the directors is as follows:

NOMINEES:

     Robert K. Leishman has been the President and co-owner of Leishman Management Company, Inc., a real estate management and brokerage company in Pasadena, California, since 1971.

     D. Tad Lowrey was elected President and Chief Executive Officer of CENFED and the Bank in March 1991 and August 1990, respectively, and had served as Senior Vice President and Chief Financial Officer of the Bank since May 1988. He has previous employment experience as a partner in a public accounting firm and as a senior financial officer with other savings institutions. He is a certified public accountant. Mr. Lowrey has served as a director of the Western League of Savings Institutions and is currently Chairman of the Board of the League. Mr. Lowrey also serves as a director of the Federal Home Loan Bank of San Francisco and is the Eleventh District's representative on the Savings Association Insurance Fund Industry Advisory Council. He serves as a director and on the executive committee of the San Gabriel Valley Council of the Boy Scouts of America, a director of Pacific Clinics and as a member of the Azusa Pacific University Business Advisory Council, and the Government Affairs Council of America's Community Bankers.

CONTINUING DIRECTORS:

     Gareth A. Dorn has been President and owner of Dorn Realty Company, a real estate brokerage firm, in Arcadia, California, since 1986.

     Richard W. Patton is the owner and President of Richard W. Patton Enterprises, a private investment firm and a secondary mortgage market broker.

     Ralph DiMeglio has been President and Chief Executive Officer of H.C. Henshey Co., a real estate management company in Santa Monica, California, since 1974 and has been employed by that company in various capacities since 1959.

     John H. Michel has been President and owner of North Valley Distribution, a dairy product Company and distributor in Santa Monica, California, since 1984. Mr. Michel currently serves as Chairman of the Board of Directors of Saint John's Hospital and Health Center Corporation and as President of the Santa Monica College Foundation in Santa Monica, California.

     Richard G. Redman recently retired as President of La Quinta Air Services, Inc., an aviation services business at Thermal Airport in Southern California. Mr. Redman is President of the Downie Redman Co., a truck and equipment leasing company, and is the managing partner of Redman Properties, a private real estate investment-management firm based in Los Angeles County. He has been involved in Downie Redman Co. and Redman Properties for nineteen years and twelve years, respectively.

BOARD MEETINGS AND COMMITTEES

     The Board of Directors of CENFED and the Board of Directors of the Bank held eight and eleven meetings, respectively, during 1995. CENFED and the Bank have three joint Board committees: Executive Committee, Audit and Compliance Committee and Compensation Committee. The Executive Committee consists of Directors Lowrey (chairman), Dorn, Leishman and Michel and has the authority to exercise certain powers of CENFED's and the Bank's Board of Directors in the intervals between Board meetings. The Audit and Compliance Committee is responsible for reviewing the scope and results of the independent auditors' services, the Company's system of internal controls and the results of audits performed by the Bank's Audit Services Department and during 1995 consisted of Directors DiMeglio (chairman), Clark, Leishman and Michel. The Compensation Committee is responsible for administering CENFED's and the Bank's compensation policies and during 1995 consisted of Directors Michel (chairman), Clark, Dorn and Redman. CENFED does not have a standing nominating committee. During 1995, the Executive Committee met one time, the Compensation Committee met eight times and the Audit and Compliance Committee met seven times. The Bank established the Directors' Loan Committee to establish internal loan limits, review and approve all Bank lending policies and approve individual loans and purchased loan packages above internal lending limits. The Directors' Loan Committee has regularly scheduled meetings on a semi-monthly basis and meets more frequently, if necessary. During 1995, the Directors' Loan Committee consisted of Directors Leishman (chairman), Lowrey, Michel, Patton, Redman and Dorn. The presence of three directors constitutes a quorum for the Directors' Loan Committee. A description of the procedures to be followed by shareholders wishing to nominate a candidate for election as a CENFED director may be found in the section captioned "SHAREHOLDER PROPOSALS."

DIRECTORS' FEES

     Directors of CENFED currently do not receive any remuneration in their capacity as such. Directors of the Bank receive annual retainer fees of $24,000, except that the Chairman receives an annual retainer fee of $30,000. Directors also receive meeting attendance fees of $750 per regular board meeting. No fees are received for telephonic board meetings or for attending committee meetings.

     Directors may elect to receive some or all of their retainer and meeting fees in the form of stock options in accordance with the provisions of the 1994 Directors' Stock Option Plan which was approved by stockholders in May 1994. The exercise price of options awarded under the Directors' Stock Option Plan will equal 75% of the fair market value of the Common Stock. Fair market value will be determined at the date of each award of options and will generally equal the average of the closing prices of the Common Stock as reported on the NASDAQ National Market System for the five trading days preceding the date as of which fair market value is determined. The difference between the exercise price and the fair market value of each share of Common Stock subject to an option awarded under the Directors' Stock Option Plan is referred to as the "Per Share Option Discount" and the aggregate of such discounts for an award to a non-employee director will equal the directors' fees foregone by such director.

     Directors emeritus receive one-half of the combined regular directors' fees and one years' meeting attendance fees for life or an actuarial equivalent for a ten-year period, as elected by the retired director and as established on the date of the director's retirement.

              RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

     The Board of Directors has selected KPMG Peat Marwick as CENFED's independent auditors for the year commencing January 1, 1996 subject to ratification of the selection by the stockholders at the Annual Meeting. KPMG Peat Marwick began service as CENFED's independent auditors in 1995.

     Representatives of KPMG Peat Marwick are expected to be present at the Annual Meeting and to be available to respond to appropriate questions. They will also be provided an opportunity to make a statement, if they desire to do so.

   THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE TO RATIFY THE
       APPOINTMENT OF KPMG PEAT MARWICK AS CENFED'S INDEPENDENT AUDITORS.

                        SECURITY OWNERSHIP OF MANAGEMENT

     The following table sets forth information concerning the shares of CENFED Common Stock beneficially owned by each director, by certain executive officers and by all directors and executive officers of CENFED and its subsidiaries as a group, as of February 29, 1996. Except as otherwise noted, each beneficial owner listed has sole investment and voting power with respect to the Common Stock indicated.

        NAME OF BENEFICIAL OWNER OR         AMOUNT AND NATURE OF      PERCENT OF
         NUMBER OF PERSONS IN GROUP        BENEFICIAL OWNERSHIP(1)      CLASS
        ---------------------------        -----------------------    ----------
  Ronald R. Clark.........................           16,125               *
  Ralph DiMeglio..........................           26,025               *
  Gareth A. Dorn..........................           25,718               *
  Robert K. Leishman......................           17,806               *
  D. Tad Lowrey...........................          168,147(2)          3.60%
  John H. Michel..........................           21,454               *
  Richard W. Patton.......................           15,556               *
  Richard G. Redman.......................           22,923               *
  William Nichol..........................           23,323               *
  Michael A. Quigley......................           85,336             1.85%
  Lawrence J. Winslow.....................           76,994             1.66%
  All directors and executive officers
    as a group (11 persons)...............          499,407(3)(4)      10.22%

---------------

 *  Less than 1%.

(1) Includes options awarded under long-term incentive plans to the extent such options were exercisable within sixty days of the date of this table.

(2) Includes 5,308 shares of stock held by the Employee Stock Ownership Plan ("ESOP") that were not allocated to eligible participants as of December 31, 1995. Pursuant to the ESOP plan documents, each participant in the ESOP may exercise voting rights with respect to the portion of unallocated shares equal to the percentage of allocated shares such participant is entitled to vote.

(3) Includes 9,001 unallocated shares held by the ESOP.

(4) Includes 323,391 stock options which are vested within sixty days of the date of this table. The percentage of Common Stock is based upon the 4,560,837 shares of Common Stock issued and outstanding on February 29, 1996 plus 323,391 stock option shares.

                    PRINCIPAL HOLDERS OF CENFED COMMON STOCK

     The following table sets forth information as of December 31, 1995, with respect to any person or entity known by CENFED to be the beneficial owner of more than 5% of the issued and outstanding Common Stock.

                    NAME AND ADDRESS OF                  AMOUNT AND NATURE OF         PERCENT OF
                     BENEFICIAL OWNER                    BENEFICIAL OWNERSHIP           CLASS
    ---------------------------------------------------  --------------------         ----------
    Neumeier Investment Counsel........................         489,400(1)              10.74%
      26435 Carmel Rancho Blvd.
      Carmel, CA 93923
    Wellington Management Company......................         360,980(2)               7.92%
      75 State Street
      Boston, MA 02109
    CENFED Employee Stock Ownership Plan...............         273,570(3)               6.00%
      c/o CalTrust
      15253 Bake Parkway
      Irvine, CA 92718
    Henry Kamberg......................................         228,500(4)               5.01%
      12500 Culver Boulevard
      Los Angeles, CA 90066

---------------

(1) Based on a Schedule 13G filed pursuant to the 1934 Act, which indicates that Neumeier Investment Counsel in its capacity as an investment company has sole dispositive power and sole voting power with respect to such shares.

(2) Based on a Schedule 13G filed pursuant to the 1934 Act, which indicates that Wellington Management Company in its capacity as an investment company shares dispositive power with respect to the indicated shares.

(3) In accordance with the provisions of the CENFED Employee Stock Ownership Plan, the ESOP Trustee votes the unallocated shares of Common Stock in the plan in the same proportions as the ESOP participants vote shares allocated to them. At December 31, 1995, the ESOP had 133,158 shares of Common Stock that were not allocated to ESOP participants.

(4) Based on a Schedule 13F filed pursuant to the 1934 Act, which indicates that Henry Kamberg in his capacity as an individual investor has sole dispositive power with respect to the indicated shares and has sole voting power with respect to such shares.

                    EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

     The following table sets forth certain information with respect to executive officers of CENFED and/or the Bank who are not directors. Officers of CENFED and the Bank serve at the discretion of their respective Boards of Directors.

                             AGE AT                    POSITIONS HELD WITH CENFED
        NAME            DECEMBER 31, 1995                   AND/OR THE BANK
--------------------    -----------------     --------------------------------------------
William Nichol                  51            Executive Vice President and Chief Financial
                                              Officer
Michael A. Quigley              44            Executive Vice President and Chief Savings
                                              Officer of the Bank
Lawrence J. Winslow             42            Executive Vice President and Chief Lending
                                              Officer of the Bank

     The business experience of each of the executive officers is as follows:

     William Nichol joined the Bank as Executive Vice President and Chief Financial Officer in January 1995 and was named Corporate Secretary of CENFED in April 1995. Prior to joining CENFED, he served in a similar capacity at a Scottsdale, Arizona-based mortgage banking company and, prior to that, he served for nine years as Executive Vice President and Chief Financial Officer of HomeFed Bank in San Diego, California.

     Michael A. Quigley joined the Bank as Senior Vice President and Chief Savings Officer in February 1989 and was elected Executive Vice President in February 1995. Prior to joining the Bank, he served in similar capacities in other savings institutions in the western United States.

     Lawrence J. Winslow joined the Bank as Executive Vice President and Chief Administrative Officer in April 1993 and was named its Chief Lending Officer in 1995. Prior to joining the Bank, he was employed as President and Chief Executive Officer of Tracy Federal Bank, Tracy, California for eight years.

            COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

     CENFED's Compensation Committee (the "Committee"), established in 1991, is composed entirely of independent outside members of CENFED's Board of Directors. The Committee reviews and approves each of the elements of the executive compensation program of CENFED (including its subsidiaries) and continually assesses the effectiveness and competitiveness of the program in total. In addition, the Committee administers the key provisions of the executive compensation program and reviews with the Board of Directors all major aspects of compensation for CENFED's executive officers.

     The Committee's review of the executive compensation program includes analyzing compensation programs, pay levels, and business results compared to a peer group of competitor financial institutions of comparable asset size.

COMPENSATION PHILOSOPHY

     The goals of the executive compensation program are to support a performance-oriented environment, to reinforce CENFED's performance and business plans, and to enable CENFED to attract and retain executive talent CENFED needs to maximize its return to shareholders.

     The philosophy of CENFED is to provide compensation programs designed to reward achievement of CENFED's annual and long-term strategic goals, to provide total compensation and benefits opportunities that are competitive with a peer group of selected financial institutions, and to offer appropriate stock ownership opportunities for increased shareholder value.

     CENFED's peer group for purposes of executive compensation includes financial institutions of similar asset size and financial institutions considered as competitors for business and executive talent.

ELEMENTS OF THE EXECUTIVE COMPENSATION PROGRAM

     Base Salaries. The objectives of the base salary program are to offer base salaries targeted at the 50th percentile for comparable positions at CENFED's peer group, and to provide base salary increases that reward all officers for the ongoing performance of the duties of their positions and that are consistent with CENFED's overall financial performance.

     Annual Incentive Plan. The objectives of the annual incentive plan are to establish annual incentive targets that approximate the 50th percentile of the peer group for total annual cash compensation when performance goals are met and to offer opportunities for providing pay levels above the 50th percentile for outstanding results.

     In February 1994, the Committee revised the annual incentive plan to enhance compliance with the compensation philosophy. Maximum award opportunities and goals were established to recognize and reward outstanding performance. The maximum amounts were set at 150 percent of the targeted amounts.

     For 1995, certain key officers were given an opportunity to earn from 22.5 percent to 60 percent of their salaries for achieving Bank and individual objectives. Corporate performance was measured against 1995 business plan levels for specific performance criteria measuring growth and efficiencies of net income, assets, deposits, asset quality and expenses. The corporate measure varied by individual in importance and represented from 50 percent to 90 percent of the total award opportunity. Individual performance was measured against individual objectives established at the start of the year. Individual goals represent 10 percent to 50 percent of the total award opportunity. For 1995, participants received awards ranging from 16 percent to 41 percent of salary.

     Stock Ownership. The objectives of the long-term incentive program, currently consisting of the plans described below, are to offer opportunities for stock ownership that are competitive with those at the peer group and to encourage and create ownership and retention of CENFED's stock by key employees. These plans provide key employees with the opportunity to build, through the achievement of corporate goals, a meaningful stake in CENFED.

     In May 1994, CENFED's stockholders approved the implementation of the 1994 Long-Term Incentive Plan. Additionally, in November 1991, the Bank adopted the Management Development and Recognition Plan ("MDRP"), which provides for restricted stock grants. These plans are designed to meet the objectives of the long-term program.

     For employees other than the Chief Executive Officer, the options under the 1992 Long-Term Incentive Plan and the 1994 Long-Term Incentive Plan and the restricted stock under the MDRP were granted based on management's subjective assessment of each individual's level of performance, contribution and responsibility and CENFED's financial results and Company stock price performance.

     In 1994, the Committee implemented a program of CENFED stock ownership guidelines for officers at the following levels:

        Chief Executive Officer ("CEO")                         three times base salary
        Executive Vice President                                  two times base salary
        Vice President                                            one times base salary

     These guidelines are to be met or exceeded over a five-year period. At the end of 1995, eight of the ten officers subject to the stock ownership guidelines had met or exceeded their guidelines.

     The Committee amended the annual incentive plan in 1994 to provide stock options in lieu of cash with respect to incentive pay. Under the provisions of the amendment, incentive plan participants electing to receive some or all of their annual incentive pay in options receive four dollars of stock options at the market strike price for each dollar of annual incentive payment foregone. Participants electing to receive options in lieu of cash made the election in February 1995, at which time the strike price was established, and were granted options based upon incentive pay as determined in accordance with the aforementioned guidelines in February 1996 based on 1995 results. Seven of the ten eligible officers elected to receive all or a portion of their 1995 annual incentive pay in the form of stock options.

     CEO Compensation. The Committee is responsible for determining the compensation of the CEO. In February 1994, the Committee increased the salary of the CEO to $300,000 (a 9.1% annual increase) to better support CENFED's compensation philosophy and recognize its favorable review of the CEO's performance. In addition, the Committee utilized information provided by an independent compensation consulting firm to established a level of pay consistent with the objectives of the salary program.

     The CEO's annual incentive award is determined in the same manner as the awards for the other officers described above. For 1995, the CEO received 102.5 percent of his target award opportunity (representing 41% of base salary), weighted ninety percent on achievement of corporate performance and ten percent on individual performance. The stock options and restricted stock granted to the CEO in 1995, other than stock options received in lieu of cash with respect to incentive pay, were based on CENFED's performance as measured by financial results and company stock price performance and on the Committee's assessment of his individual performance compared to the peer group.

     Section 162(m) Compliance. CENFED does not presently anticipate the named executive officers exceeding the million dollar non-performance based compensation threshold of section 162(m) of the Internal Revenue Code, which limits deductibility of individual annual compensation above that amount unless certain criteria are met. CENFED and the Committee will continue to monitor the compensation levels of the named executive officers and determine the appropriate response to section 162(m) when and if necessary. In May 1994, shareholders approved the 1994 Long Term Incentive Plan which includes provisions to bring the stock option program into compliance with section 162(m) to ensure that stock option grants are excluded from the compensation calculation for the purposes of section 162(m).

                                          The Compensation Committee
                                          John H. Michel (chairman)
                                          Ronald R. Clark
                                          Gareth A. Dorn
                                          Richard G. Redman

     The following table sets forth the information regarding compensation of the Company's four most highly compensated executive officers during the last three fiscal years. All executive officers are paid by CenFed Bank.

                              SUMMARY COMPENSATION

                                                                             LONG TERM COMPENSATION
                                                                        --------------------------------
                                                                                AWARDS           PAYOUTS
                                                                        ----------------------   -------
                                           ANNUAL COMPENSATION          RESTRICTED
                                   -----------------------------------    STOCK                   LTIP        ALL OTHER
         NAME AND                                        OTHER ANNUAL   AWARDS(2)   OPTIONS(3)   PAYOUTS   COMPENSATION(4)
    PRINCIPAL POSITION      YEAR    SALARY    BONUS(1)   COMPENSATION      ($)         (#)         ($)           ($)
    ------------------      -----  --------   --------   -------------  ---------   ----------   -------   ---------------
D. Tad Lowrey,               1995  $300,000   $61,572         --        $120,000      21,441       --           29,735
  President and              1994   275,000    28,188         --          86,250      29,056       --           29,580
  Chief Executive Officer    1993   234,498   105,941         --         101,250       6,000       --           18,355
Lawrence J. Winslow,         1995   185,500        --         --          40,000      19,950       --            9,656
  Executive Vice President   1994   175,000        --         --          63,825      19,154       --            4,221
  and
  Chief Lending Officer of   1993   123,750    45,493         --              --      36,000       --               --
  the Bank
Michael A. Quigley,          1995   145,750    23,469         --          40,000      11,486       --           10,147
  Executive Vice President   1994   132,500    19,908         --          60,375      11,986       --            9,220
  and
  Chief Savings Officer of   1993   117,756    39,031         --          20,250       6,000       --           10,190
  the Bank
William Nichol               1995   190,000    29,865         --              --      47,490       --               --
  Executive Vice President
  and
  Chief Financial Officer

---------------

(1) Incentive bonuses were earned for the year indicated and were distributed in the first quarter of the following year and represent cash amounts only. Options received in lieu of cash incentive pay are included in Long Term Compensation.

(2) Restricted stock awards in this column for 1995 for Messrs. Lowrey, Winslow and Quigley total 7,500 shares, 2,500 shares and 2,500 shares, respectively, with a market value of $16.00 per share at the time of award. Such shares vest over a five-year period.

(3) Awards of stock options for 1995 include options received in lieu of cash incentive compensation earned that year and in accordance with elections made by each executive officer in February 1995. Messrs. Lowrey, Winslow, Quigley and Nichol were awarded 15,441 options, 13,950 options, 5,886 options and 7,490 options, respectively, to acquire shares of the Company's common stock at an exercise price of $15.95, the average market price per share in the five days preceding the date of election. At the date the options were awarded in 1996, the market price per share was $23.25.

(4) These amounts represent the Company's matching contributions under its qualified plan under section 401(k) and interest paid in the deferred compensation plans in excess of 120% of the applicable federal rate as defined in the regulation.

VALUATION OF OPTIONS GRANTED DURING FISCAL YEAR 1994

     Determining the value of stock option grants is one of the most controversial issues surrounding the subject of executive compensation. Clearly, stock options should have value to both the issuer and recipient as a mechanism for aligning the objectives of the company and the executive, as well as stockholders. Despite the presence of stock options as a means of compensating executives for decades, there is no universally-accepted formula for determining the future value of these options.

     No matter what theoretical value is placed on a stock option at the date of grant, its ultimate value will be dependent on the market value of the company's stock at a future date. That value will depend on the efforts of such executives to foster the future success of the company for the benefit of not only the executives but all stockholders.

     The following table sets forth grants of options to the company's four most highly compensated executives during the year ended December 31, 1995. The present value of the options awarded has been determined using a Black-Scholes pricing model that considers plan design features such as vesting, stock price volatility and exercise period. The per share grant date present value for options awarded in 1995 are set forth in the footnotes to the table.

                              OPTION GRANTS TABLE

                                                          INDIVIDUAL GRANTS
                             ---------------------------------------------------------------------------
                                         % OF TOTAL
                             OPTIONS/     OPTIONS
                              SARS       GRANTED TO      EXERCISE OR
                             GRANTED    EMPLOYEES IN     BASE PRICE        EXPIRATION       GRANT DATE
           NAME               (#)       FISCAL YEAR        ($/SH)             DATE         PRESENT VALUE
           ----              ------     ------------     -----------     --------------    -------------
D. Tad Lowrey..............   6,000(1)      3.84%          $15.95        February 2005       $ 41,940(3)
                             15,441(2)      9.89%          $15.95        February 2006       $185,755(4)
                                585         0.37%          $22.85        November 2001       $  4,569(5)
Lawrence J. Winslow........   6,000(1)      3.84%          $15.95        February 2005       $ 41,940(3)
                             13,950(2)      8.93%          $15.95        February 2006       $167,819(4)
Michael A. Quigley.........   5,600(1)      3.59%          $15.95        February 2005       $ 39,144(3)
                              5,886(2)      3.77%          $15.95        February 2006       $ 70,809(4)
                                288         0.18%          $23.28        December 2001       $  2,212(6)
William Nichol.............  40,000(1)     25.62%          $14.70        January  2005       $279,600(7)
                              7,490(2)      4.80%          $15.95        February 2006       $ 90,105(4)

---------------

(1) Options vest over a three-year period.

(2) Options received in lieu of cash incentive compensation, in accordance with elections made by each executive officer, and for that reason have no vesting period.

(3) The per share grant date value for options awarded in February 1995 and expiring in February 2005 was $6.99 per share.

(4) The per share grant date value for options awarded in February 1996 and expiring in February 2006 was $12.03 per share. These options were received in lieu of cash incentives based on agreements entered into between the officers and the Company in February 1995. At the date of the agreements, the exercise price per share was established at $15.95 per share, based on the average closing prices for the five previous business days for which there was trading activity. When the options were awarded in February 1996, the price per share was $23.25.

(5) The per share grant date value for options awarded in November 1995 and expiring in November 2001 was $7.81 per share.

(6) The per share grant date value for options awarded in December 1995 and expiring in December 2001 was $7.68 per share. These stock options were granted pursuant to a "reload" feature that replaces the number of options the individual exercised with a grant of a similar number of new options at the current market price. The reloaded stock options have contractual vesting periods of three years which accelerate to one year if the options exercised (giving rise to the reload) are held for at least one year.

(7) The per share grant date value for options awarded in January 1995 and expiring in January 2005 was $6.99 per share.

     The following table sets forth information regarding exercises of stock options and the year-end value of unexercised options at December 31, 1995 for the company's four most highly compensated executives:

                   OPTIONS EXERCISES AND YEAR-END VALUE TABLE

                                                              NUMBER OF UNEXERCISED         VALUE OF UNEXERCISED
                                                           OPTIONS AT FISCAL YEAR END      IN-THE-MONEY OPTIONS AT
                                                                     (#)(1)                FISCAL YEAR END ($)(2)
                          SHARES ACQUIRED      VALUE       ---------------------------   ---------------------------
          NAME            ON EXERCISE (#)   REALIZED ($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
------------------------  ---------------   ------------   -----------   -------------   -----------   -------------
D. Tad Lowrey...........       5,000           $79,150        92,939         15,252       $1,336,909      $114,975
Lawrence J. Winslow.....          --                --        38,154         23,000       $  337,632      $206,010
Michael A. Quigley......       1,000           $16,330        36,986         13,288       $  537,492      $103,257
William Nichol..........          --                --            --         40,000       $       --      $372,000

---------------

(1) Shares awarded prior to the May 1993 stock split have been adjusted to reflect the split.

(2) Based on year-end market price of $24.00 per common share.

STOCK PERFORMANCE

     Securities and Exchange Commission regulations require a graphic presentation of CENFED's stock performance compared to a broad market index and an industry-specific index for the preceding five years. CENFED first became a public entity in October 1991, so the following graph covers stock performance for approximately four years. For the broad market index, CENFED has chosen the performance of the companies that trade in the same market as CENFED, the National Association of Dealers Automated Quotation/National Market System ("NASDAQ/NMS"). For an industry-specific index, CENFED has chosen the Western Thrift index, published by SNL Securities.

                          CENFED FINANCIAL CORPORATION

                            STOCK PRICE PERFORMANCE

      MEASUREMENT PERIOD                         NASDAQ TOTAL     SNL WESTERN
    (FISCAL YEAR COVERED)        CENFEDFin-CA      RETURN          THRIFT
10/25/91                                100.00          100.00          100.00
12/31/92                                155.38          127.00          118.54
12/31/93                                264.81          145.79          128.23
12/30/94                                268.88          142.51          108.18
12/29/95                                380.98          201.38          179.46

EMPLOYMENT AGREEMENTS WITH THE BANK

     In 1996, the Bank renewed its employment agreements with Messrs. Lowrey, Nichol, Quigley and Winslow.

     The employment agreement with Mr. Lowrey provides for an initial three-year term expiring on December 31, 1998. Commencing on the first anniversary date and continuing each anniversary date thereafter, the Board of Directors may extend the agreement for an additional year so that the remaining term equals the length of the original term, unless the employment agreement has been terminated or the Bank or Mr. Lowrey has provided a notice of non-renewal prior thereto. The agreement provides for termination by the Bank for cause at any time or upon death. In the event the Bank chooses to terminate Mr. Lowrey's employment for reasons other than for cause, or in the event of Mr. Lowrey's resignation from the Bank upon (i) failure to nominate him for election as a director of the Bank, (ii) a material change in his functions, duties or responsibilities, (iii) failure of the Bank to obtain from any successor or assign of all or substantially all of the business of the Bank an agreement to assume and perform the duties stated in the agreement, or (iv) a breach of the agreement by the Bank, he would be entitled to severance pay in an amount equal to 2.99 times the sum of Mr. Lowrey's prevailing base salary and the higher of the previous two bonuses received by him. If payments and benefits under the employment agreement would constitute an "excess parachute payment" under Section 280G of the Internal Revenue Code, the agreement provides that such payment and benefits would be reduced to the largest amount which may be paid without being subject to the excise tax imposed by Section 4999 of the Internal Revenue Code.

     The employment agreements for Messrs. Nichol, Quigley and Winslow provide for an initial term of one year. These employment agreements may thereafter be extended on a year to year basis following the annual performance evaluation of the executive. In the event of a change in control of the Bank, the terms of such agreements are extended to three years and the agreements become subject to further one-year extensions. These employment agreements terminate upon the death or disability of the employee, in the event of certain regulatory actions or upon notice by either the Bank or the employee, with or without cause, and the agreements are suspended in the event of a regulatory suspension of the employee. In the event of termination due to disability of the employee, the Bank will be obligated to pay or provide to the employee, as applicable, continued salary and benefits, less applicable offsets, until the earlier of the end of the term of the agreement or the employee's death. In the event of termination by the Bank without cause, or in the event of termination by the employee due to the Bank's failure to comply with any of the "assumed conditions of service" of the Bank, the Bank is obligated to make a lump sum payment to the employee equal to six months of the employee's then prevailing base salary.

CERTAIN INDEBTEDNESS AND TRANSACTIONS OF MANAGEMENT

     The Bank has historically made mortgage loans to employees, officers and directors of CENFED and the Bank in the ordinary course of its business. Loans to employees and officers who are not executive officers are made at a reduced interest rate of one percent above the Eleventh District Cost of Funds Index, which is an index computed by the Federal Home Loan Bank of San Francisco that reflects the monthly weighted average cost of savings, borrowings and advances of member institutions such as the Bank. Prior to the passage of the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA"), directors and executive officers were eligible for similar loans. Subsequent to the passage of FIRREA, the Bank changed its policy to preclude executive officers and directors from receiving loans from the Bank under preferential terms. Following the policy change, the Bank has not granted any mortgage loans to executive officers or directors. The following table sets forth loans made to directors and executive officers of CENFED and the Bank which were outstanding at any time since January 1, 1995 and aggregated $60,000 or more per person.

                                             LARGEST AMOUNT
                                ORIGINAL      OUTSTANDING
                                AMOUNT OF    SINCE JANUARY     BALANCE AS OF     INTEREST RATE ON
            NAME                  LOAN          1, 1995       FEBRUARY 1, 1996   FEBRUARY 1, 1996     TYPE
-----------------------------  -----------   --------------   ----------------   ----------------   ---------
Clark, Ronald R..............  $200,000.00     $139,707.00       $105,863.00          6.111%        Mortgage
Lowrey, D. Tad...............  $231,200.00     $213,948.00       $208,616.00          6.037%        Mortgage
Quigley, Michael A...........  $240,000.00     $219,734.00       $213,956.00          6.144%        Mortgage

                             STOCKHOLDER PROPOSALS

     Any stockholder of CENFED wishing to have a proposal considered for inclusion in CENFED's 1997 proxy solicitation materials must set forth such proposal in writing and file it with the Secretary of CENFED on or before December 24, 1996. The Board of Directors of CENFED will review any stockholder proposals which are filed as required and will determine whether such proposals meet applicable criteria for inclusion in its 1997 proxy solicitation materials or consideration at the 1997 Annual Meeting.

     Stockholder nominations for election of directors must be made pursuant to written notice received by the Secretary of CENFED not less than 60 days nor more than 90 days prior to the anniversary date of the previous year's Annual Meeting (between February 21, 1997 and March 23, 1997 to be considered at the Annual Meeting in 1997). Such notice must state the nominee's name, age and addresses (business and residence), the nominee's principal occupation or employment, and the class and number of shares of CENFED's stock beneficially owned by the nominee on the date of the notice. The required notice must also disclose certain information relating to the nominee which would be required to be disclosed in a proxy statement and in certain other filings under federal securities laws.

                             ADDITIONAL INFORMATION

     CENFED WILL FURNISH WITHOUT CHARGE TO ANY STOCKHOLDER SOLICITED HEREBY A COPY OF ITS 1995 ANNUAL REPORT ON FORM 10-K FILED WITH THE SECURITIES AND EXCHANGE COMMISSION UPON THE WRITTEN REQUEST OF SUCH STOCKHOLDER. REQUESTS SHOULD BE DIRECTED TO: INVESTOR RELATIONS DEPARTMENT, CENFED FINANCIAL CORPORATION, 199 NORTH LAKE AVENUE, PASADENA, CALIFORNIA 91101.

                                 OTHER MATTERS

     At the time of the preparation of the Proxy Statement, the Board of Directors of CENFED was not aware of any matters which would be presented for action at the Annual Meeting other than those specifically identified in the Notice of Annual Meeting accompanying this Proxy Statement. Should any other matters properly come before the meeting, action may be taken thereon pursuant to the proxies in the form enclosed, which confer discretionary authority on the persons names therein or their substitutes with respect to such matters.

     PLEASE MARK, SIGN, DATE, AND RETURN THE ACCOMPANYING PROXY CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE AT YOUR EARLIEST CONVENIENCE, WHETHER OR NOT YOU CURRENTLY PLAN TO ATTEND THE ANNUAL MEETING.